Exhibit 99.1
eLong Reports Fourth Quarter and Full Year 2009
Unaudited Financial Results
BEIJING, China — March 3, 2010 — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2009.
Highlights — Fourth Quarter 2009
•	Total revenues for the fourth quarter increased 18% year-on-year to RMB106.9 million and net revenues increased 18% year-on-year to RMB100.9 million.
Total revenues by product were as follows (figures in RMB million):

		%		%	Y/Y
	Q4 2009	Total	Q4 2008	Total	Growth
Hotel commissions	72.7	68%	67.9	75%	7%
Air ticketing commissions	27.7	26%	19.3	21%	44%
Other	6.5	6%	3.8	4%	71%

Total revenues	106.9	100%	91.0	100%	18%

•	Operating income in the fourth quarter was RMB2.4 million compared to operating loss of RMB10.3 million in the prior year period, driven primarily by increased net revenues and a decrease in sales and marketing expenses.

•	Net income in the fourth quarter was RMB1.0 million compared to net loss of RMB8.2 million in the prior year period, driven primarily by an increase of RMB12.6 million in operating income and a decrease of RMB3.3 million in income tax expense, partially offset by an increase of RMB1.8 million in foreign currency exchange losses and a decrease of RMB5.0 million in interest income.

•	Cash and cash equivalents and short-term investments as of December 31, 2009 were RMB952.9 million (USD139.6 million).
Highlights — Full Year 2009
•	Total revenues in 2009 increased 9% year-on-year to RMB379.5 million and net revenues increased 9% year-on-year to RMB357.9 million.
Total revenues by product were as follows (figures in RMB million):

		%		%	Y/Y
	2009	Total	2008	Total	Growth
Hotel commissions	256.8	68%	253.4	73%	1%
Air ticketing commissions	96.0	25%	77.2	22%	24%
Other	26.7	7%	17.8	5%	50%

Total revenues	379.5	100%	348.4	100%	9%

•	Operating income in 2009 was RMB11.2 million compared to operating loss of RMB41.7 million in the prior year, driven primarily by increased net revenues and a decrease in sales and marketing expenses.

•	Net income in 2009 was RMB19.9 million compared to net loss of RMB76.6 million in the prior year, driven primarily by an increase of RMB52.9 million in operating income and a decrease of RMB60.4 million in foreign currency exchange losses, partially offset by a decrease of RMB16.1 million in interest income and an increase of RMB0.8 million in income tax expense.
“The China State Council has made the travel industry a priority sector of the Chinese economy, which we believe improves the opportunities for eLong. Starting in 2010, we have quickened the pace of our product and service expansion and upgrades.” said Guangfu Cui, Chief Executive Officer of eLong. “We launched dynamic packages, so that consumers can book hotel rooms and air tickets together as a package in order to save time and money. We have now contracted more than 10,000 domestic hotels and also offer over 100,000 hotels worldwide by connecting to Expedia, making eLong the largest online distributor in China in terms of hotels offered. And we upgraded our online international air booking technology in order to make booking international tickets on eLong as easy as booking domestic tickets.”
“In the fourth quarter, we were able to achieve revenue growth of 18% year-on-year. This allowed us to deliver a profitable quarter and eLong’s first profitable full year since 2006.” said Mike Doyle, Chief Financial Officer of eLong.
Business Results
Hotel
Hotel commissions increased 7% for the fourth quarter of 2009 compared to the prior year quarter, primarily due to higher volume, which was partially offset by lower commission per room night. Commission per room night decreased 9% year-on-year primarily due to lower average daily rates, including an increase in the proportion of volume from budget hotels, partially offset by an increase in hotel commission rates. Room nights booked through eLong in the fourth quarter increased 18% year-on-year to 1.2 million.
Hotel commissions for full year 2009 increased 1% compared to 2008, primarily due to higher volume, which was partially offset by lower commission per room night. Commission per room night decreased 7% year-on-year primarily due to lower average daily rates, including an increase in the proportion of volume from budget hotels, partially offset by an increase in hotel commission rates. Room nights booked through eLong in 2009 increased 9% year-on-year to 4.3 million.
Air
Air ticketing commissions increased 44% for the fourth quarter of 2009 compared to the prior year quarter, driven by a 26% increase in air segments to 0.6 million and an increase in commission per segment. Commission per segment increased 14%, due to a 4% increase in average ticket price and an increase in air commission rates as compared to the same quarter of the prior year.
Air ticketing commissions for full year 2009 increased 24% compared to 2008, driven by a 23% increase in air segments to 2.2 million and an increase in commission per segment. Commission per segment increased 1%, due to a 2% increase in average ticket price, partially offset by a decrease in air commission rates compared to the prior year.

Profitability
Gross margin in the fourth quarter of 2009 and full year 2009 was 70% which was the same as the fourth quarter and full year 2008.
Operating expenses for the fourth quarter of 2009 and same period in 2008 were as follows (figures in RMB million):

		% Net		% Net	Y/Y
	Q4 2009	Revenues	Q4 2008	Revenues	Growth
Service development	16.7	17%	12.4	14%	34%
Sales and marketing	38.0	38%	45.1	53%	(16%)
General and administrative	13.3	13%	12.0	14%	11%
Amortization of intangible assets	0.2	—	0.2	—	—
Charges related to property and equipment and intangible assets	0.1	—	0.8	1%	(90%)

Total operating expenses	68.3	68%	70.5	82%	(3%)

Operating expenses for full year 2009 and 2008 were as follows (figures in RMB million):

		% Net		% Net	Y/Y
	2009	Revenues	2008	Revenues	Growth
Service development	58.1	16%	52.6	16%	11%
Sales and marketing	133.2	37%	163.5	50%	(19%)
General and administrative	47.7	14%	53.7	16%	(11%)
Amortization of intangible assets	0.6	—	0.8	—	(23%)
Charges related to property and equipment and intangible assets	0.1	—	1.4	1%	(95%)

Total operating expenses	239.7	67%	272.0	83%	(12%)

Total operating expenses decreased 3% for the fourth quarter of 2009 compared to the fourth quarter of 2008. Total operating expenses were 68% of net revenues, a decrease of 14 percentage points compared to the prior year quarter.
Total operating expenses decreased 12% for full year 2009 compared to 2008. Total operating expenses were 67% of net revenues, a decrease of 16 percentage points compared to 2008.
Service development expense consists of expenses related to technology and our product offering, including our websites, platforms, other system development and our supplier relations function. Service development expense increased 34% compared to the prior year quarter mainly driven by an increase in headcount. As a percentage of net revenues, service development increased from 14% a year ago to 17% in the fourth quarter of 2009.
Full year 2009 service development expense increased 11% over full year 2008 service development expense mainly driven by an increase in headcount, partially offset by a decrease in professional fees. Service development as a percentage of net revenues in 2009 was unchanged compared to 2008.
Sales and marketing expenses for the fourth quarter of 2009 decreased 16% over the prior year quarter, mainly driven by decreased marketing promotion expenses, labor costs and sales commissions. Sales and marketing expenses decreased to 38% of net revenues in the fourth quarter of 2009 from 53% in the same quarter of the prior year.

Sales and marketing expenses for full year 2009 decreased 19% over full year 2008, and decreased by 13 percentage points to 37% of net revenues when compared to 2008. The decrease was primarily driven by decreased marketing promotion expenses, labor costs and sales commissions.
General and administrative expenses for the fourth quarter of 2009 increased 11% compared to the prior year quarter, mainly driven by an increase in labor costs. General and administrative expenses decreased to 13% of net revenues in the fourth quarter of 2009 from 14% in the same quarter of the prior year.
General and administrative expenses for full year 2009 decreased 11% over full year 2008, primarily due to a decrease in professional fees and lower bad debt provisions, partially offset by an increase in labor costs. General and administrative expenses as a percentage of net revenues decreased by 2 percentage points to 14% in the full year 2009.
Other income (expenses), which represents interest income, foreign exchange gains/(losses) and other income/expense, was RMB1.2 million in the fourth quarter of 2009 compared to RMB8.0 million in the fourth quarter of 2008.
Other income (expenses) was RMB12.4 million in full year 2009 compared to other expenses of RMB31.9 million in 2008.
Net income for the fourth quarter of 2009 was RMB1.0 million, compared to net loss of RMB8.2 million during the prior year quarter.
Net income for full year 2009 was RMB19.9 million, compared to net loss of RMB76.6 million in 2008.
Net income per ADS and diluted net income per ADS for the fourth quarter of 2009 were RMB0.04, compared to net loss per ADS and diluted net loss per ADS of RMB0.34 in the prior year quarter.
Net income per ADS and diluted net income per ADS for full year 2009 were RMB0.84 and RMB0.80, compared to net loss per ADS and diluted net loss per ADS of RMB3.08 in 2008.
Business Outlook
eLong currently expects net revenues for the first quarter of 2010 to be within the range of RMB 86 million to RMB93 million, equal to an increase of 10% to 20% compared to the first quarter of 2009.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income/(loss) per ADS, diluted net income/(loss) per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP.

Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.
Conference Call
eLong will host a conference call to discuss its fourth quarter 2009 unaudited financial results on March 4, 2010 at 8:00 am Beijing time (March 3, 2010, 7:00 pm EST). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.
A replay of the call will be available for one day between 8:30 pm EST on March 3, 2010 and 8:30 pm EST on March 4, 2010. The toll-free number for U.S. callers is +1-800-839-3119; the dial-in number for Hong Kong is +852-3018-4329, and the dial-in number for international callers is +1-203-369-4602. The pass code for the replay is 9629.
Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.

About eLong, Inc.
eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China, and uses web-based distribution technologies and a 24-hour call center to provide consumers with accurate travel information and high quality travel booking services. Aiming to deliver value and a worry-free travel booking experience to leisure and business travelers, eLong empowers consumers to make informed decisions by providing convenient online and offline hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. In addition to a selection of more than 10,000 hotels in over 450 cities across China, eLong also offers consumers the ability to make bookings at over 100,000 international hotels in more than 100 countries worldwide, and can fulfill domestic and international air ticket reservations in over 80 major cities across China.
eLong operates websites including http://www.elong.com, http://www.elong.net, and http://www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues:
Hotel commissions	67,913	68,585	72,748	10,658	253,458	256,830	37,626
Air ticketing commissions	19,316	25,290	27,732	4,063	77,205	96,036	14,069
Other	3,773	9,319	6,458	946	17,763	26,666	3,907

Total revenues	91,002	103,194	106,938	15,667	348,426	379,532	55,602

Business tax and surcharges	(5,302)	(5,957)	(6,032)	(884)	(21,113)	(21,638)	(3,170)

Net revenues	85,700	97,237	100,906	14,783	327,313	357,894	52,432

Cost of services	(25,473)	(29,102)	(30,203)	(4,425)	(96,996)	(106,935)	(15,666)

Gross profit	60,227	68,135	70,703	10,358	230,317	250,959	36,766

Operating expenses:
Service development	(12,401)	(15,221)	(16,676)	(2,443)	(52,584)	(58,122)	(8,515)
Sales and marketing	(45,100)	(36,095)	(38,071)	(5,577)	(163,528)	(133,195)	(19,513)
General and administrative	(12,032)	(10,755)	(13,342)	(1,955)	(53,652)	(47,670)	(6,984)
Amortization of intangible assets	(197)	(157)	(182)	(27)	(849)	(653)	(96)
Charges related to property and equipment and intangible assets	(753)	—	(72)	(10)	(1,385)	(72)	(10)

Total operating expenses	(70,483)	(62,228)	(68,343)	(10,012)	(271,998)	(239,712)	(35,118)

Income/(loss) from operations	(10,256)	5,907	2,360	346	(41,681)	11,247	1,648
Other income (expenses):
Interest income	6,201	2,421	1,195	175	29,020	12,880	1,887
Foreign exchange gains/(losses)	1,723	(323)	(93)	(14)	(61,081)	(709)	(104)
Other	71	—	111	16	143	266	39

Total other income (expenses), net	7,995	2,098	1,213	177	(31,918)	12,437	1,822

Income/(loss) from operations before income tax expense	(2,261)	8,005	3,573	523	(73,599)	23,684	3,470
Income tax expense	(5,940)	(526)	(2,608)	(382)	(2,994)	(3,781)	(554)

Net income/(loss)	(8,201)	7,479	965	141	(76,593)	19,903	2,916

Net income/(loss) per share	(0.17)	0.16	0.02	0.003	(1.54)	0.42	0.062
Diluted net income/(loss) per share	(0.17)	0.15	0.02	0.003	(1.54)	0.40	0.059

Net income/(loss) per ADS*	(0.34)	0.32	0.04	0.006	(3.08)	0.84	0.124
Diluted net income/(loss) per ADS*	(0.34)	0.30	0.04	0.006	(3.08)	0.80	0.118

Shares used in computing net income/(loss) per share	48,076	47,199	47,289	47,289	49,784	47,182	47,182

Shares used in computing diluted net income/(loss) per share	48,076	49,909	51,045	51,045	49,784	49,973	49,973

Note: 1ADS = 2 shares

Share-based compensation charges included in:	523	2,747	3,845	563	7,124	11,240	1,647
Cost of services	(79)	214	321	47	325	837	123
Service development	37	909	1,136	166	2,320	3,131	459
Sales and marketing	(151)	452	523	77	972	1,975	289
General and administrative	716	1,172	1,865	273	3,507	5,297	776

*	Non-GAAP financial measures
Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.8259 on December 31, 2009, USD1.00=RMB6.8262 on September 30, 2009 and USD1.00=RMB6.8225 on December 31, 2008 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into U.S. dollars at the rates stated herein on the reporting dates, at any other rates or at all.

eLong, Inc.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2009
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	321,541	639,468	93,683
Short-term investments	635,810	313,467	45,923
Restricted cash	—	60,000	8,790
Accounts receivable, net	42,471	45,353	6,644
Due from related parties	518	321	47
Prepaid expenses	8,840	7,871	1,153
Other current assets	14,820	10,961	1,606

Total current assets	1,024,000	1,077,441	157,846
Property and equipment, net	52,484	44,005	6,447
Goodwill	30,000	31,950	4,681
Intangible assets, net	943	750	110
Other non-current assets	30,538	29,804	4,366

Total assets	1,137,965	1,183,950	173,450

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	34,146	41,905	6,139
Income taxes payable	1,152	2,908	426
Due to related parties	8,120	1,099	161
Accrued expenses and other current liabilities	81,889	92,694	13,580

Total current liabilities	125,307	138,606	20,306
Other long-term liabilities	477	1,186	174
Deferred income taxes	—	658	96

Total liabilities	125,784	140,450	20,576

Shareholders’ equity
Ordinary shares	4,221	4,242	622
Treasury Stock	(103,393)	(103,393)	(15,147)
Additional paid-in capital	1,315,590	1,326,985	194,404
Accumulated deficit	(204,237)	(184,334)	(27,005)

Total shareholders’ equity	1,012,181	1,043,500	152,874

Total liabilities and shareholders’ equity	1,137,965	1,183,950	173,450